

June 8, 2012

<u>Via U.S. Mail</u>
Gary J. Knauer
Chief Financial Officer
American Learning Corporation
One Jericho Plaza
Jericho, NY 11753

> **Re: American Learning Corporation**
> **Form 10-K for Fiscal Year Ended March 31, 2011**
> **Filed June 28, 2011**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2011**
> **Filed November 14, 2011**
> **Form 10-Q for Fiscal Quarter Ended December 31, 2011**
> **Filed February 14, 2012**
> **Supplemental Response Letter Dated April 12, 2012**
> **File No. 000-14807**

Dear Mr. Knauer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended March 31, 2011</u>

<u>Supplemental Response Letter dated April 12, 2012</u>

<u>Notes to Consolidated Financial Statements, page F-6</u>

<u>(2) Discontinued Operations, page F-8</u>

1. We note your response to comment 3 in our letter dated April 2, 2012. You state that the fair value attributable to the Upstate Region was $70,000 and that such amount was

considered to be immaterial. We note that you are permitting an error to remain on the balance sheet. Further, it appears to us that this amount of goodwill is material to the results of discontinued operations for the year ended December 31, 2011. Accordingly, it appears to us that you should amend the financial statements to write off the portion of goodwill that is attributable to the Upstate Region. Please revise.

Form 10-Q for the six months ended September 30, 2011

Financial Statements, page 2

Statements of Operations, page 4

2. You stated in prior Comment No. 7 that the results of discontinued operations for the nine months ended December 31, 2011 consisted of the active pursuit of accounts receivable recorded prior to the sale of the Upstate Region, some of which had been considered uncollectible, as well as the refund of funds received due to the denial of services provided within the Upstate Region. You stated in prior Comment No. 4 that accounts receivable were not included in the sale of the Upstate Region. If you retained these receivables, please explain why the effect of their collection would be classified as discontinued operations. Further, you appear to use the allowance method to account for uncollectible receivables based upon your disclosed accounting policies. If true, please explain why the effect of collecting receivables, including those previously written off, is recorded in the income statement. It appears to us that these transactions would only affect the balance sheet.

Form 10-Q for the nine months ended December 31, 2011

Financial Statements, page 2

Statements of Operations, page 4

3. Please provide us with statement of operations for the nine months ended December 31, 2011 that presents the details of the results of the discontinued operation for this period. Please describe the nature and amount of each category of revenue recognized during this period.

You may contact Raquel Howard, Staff Accountant at (202) 551-3291 or me at (202) 551-3871 if you have questions regarding these comments and related matters.

Sincerely,

/s/ Melissa N. Rocha for

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining